SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR HOLDINGS PLC - BOARD APPOINTMENTS

EMER DALY BECOMES NON-EXECUTIVE DIRECTOR
KYRAN MCLAUGHLIN BECOMES SENIOR INDEPENDENT DIRECTOR

The Board of Ryanair Holdings Plc today (6 Dec) announced that Ms Emer Daly who is currently Board Chairman at RSA Insurance Ireland DAC, is a Non-Executive Director and Chair of the Audit Committee of Permanent TSB Group Holdings plc and of Chetwood Financial Limited, and who previously served as a Director of Payzone Plc and held senior roles with PricewaterhouseCoopers and AXA Insurance for over 20 years, has today joined the Board of Ryanair as a Non-Executive Director and a member of the Audit Committee.*

Ryanair also announced the appointment today of Mr Kyran McLaughlin as Senior Independent Director of Ryanair Holdings Plc.  Kyran has served as a non-executive director of Ryanair since Jan 2001, and is Deputy Chairman and Head of Capital Markets at Davy Stockbrokers.

Ryanair's Chairman David Bonderman said:

"We are pleased to welcome Emer Daly to the Board of Ryanair. Given Emer's vast experience and skills in accounting and risk management she will, I believe, be a significant and valuable addition to our Board and its Audit Committee. Emer has joined the Board, and she will put herself forward for approval by shareholders at our AGM in September 2018.

We are also pleased to announce the appointment of Kyran McLaughlin as Senior Independent Director of Ryanair.

I very much look forward to working with both Emer and Kyran to continue to grow Ryanair safely and profitably in the best interests of our customers, our people and our shareholders."

* Ryanair hereby confirm that Ms Daly has no further disclosures to make in accordance with Rule 6.6.7 (1) to (6) of the Listing Rules of the Irish Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 06 December, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary